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Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

May 17, 2017

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Trust”)
Post-Effective Amendment No. 119 under the Securities Act of 1933 and Amendment No. 122 under the Investment Company Act of 1940
File Nos. 333-05265 and 811-07655

To the Commission:

The Trust is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) the Fund’s Post-Effective Amendment No. 119 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 122 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(2) under the 1933 Act. The purpose of this Amendment is to add a new series, the Driehaus Small Cap Growth Fund, to the Trust. This Amendment is intended to become effective on July 31, 2017.

If you have any questions or comments concerning this filing, please contact me at (312) 609-7616.

                Very truly yours,

                /s/ Renee M. Hardt

                Renee M. Hardt

RMH

222 North LaSalle Street   |   Chicago, Illinois 60601   |   T +1 312 609 7500   |   F +1 312 609 5005

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